UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

OneSmart International Education Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000001

(Title of Class of Securities)

68276W103

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68276W103	13D	Page 1 of 17 pages

1	Names of Reporting Persons The Carlyle Group L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person PN

CUSIP No. 68276W103	13D	Page 2 of 17 pages

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68276W103	13D	Page 3 of 17 pages

1	Names of Reporting Persons Carlyle Holdings II GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68276W103	13D	Page 4 of 17 pages

1	Names of Reporting Persons Carlyle Holdings II L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Québec

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person OO (Québec société en commandite)

CUSIP No. 68276W103	13D	Page 5 of 17 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person PN

CUSIP No. 68276W103	13D	Page 6 of 17 pages

1	Names of Reporting Persons TC Group Cayman Investment Holdings Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person PN

CUSIP No. 68276W103	13D	Page 7 of 17 pages

1	Names of Reporting Persons CAP IV, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 68276W103	13D	Page 8 of 17 pages

1	Names of Reporting Persons CAP IV General Partner, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person PN

CUSIP No. 68276W103	13D	Page 9 of 17 pages

1	Names of Reporting Persons Carlyle Asia Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person PN

CUSIP No. 68276W103	13D	Page 10 of 17 pages

1	Names of Reporting Persons Origin Investment Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,240,685,677
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,240,685,677

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,685,677
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.8%
14	Type of Reporting Person OO (Cayman Islands Exempt Company)

CUSIP No. 68276W103	13D	Page 11 of 17 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.000001 per share (the “Class A Ordinary Shares”), of OneSmart International Education Group Limited, a Cayman Islands corporation (the “Issuer”) whose principal executive offices are located at 165 West Guangfu Road, Putuo District, Shanghai, People’s Republic of China.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Carlyle Group Management L.L.C.

2)	The Carlyle Group L.P.

3)	Carlyle Holdings II GP L.L.C.

4)	Carlyle Holdings II L.P.

5)	TC Group Cayman Investment Holdings, L.P.

6)	TC Group Cayman Investment Holdings Sub L.P.

7)	CAP IV, L.L.C.

8)	CAP IV General Partner, L.P.

9)	Carlyle Asia Partners IV, L.P.

10)	Origin Investment Holdings Limited

Carlyle Group Management L.L.C., The Carlyle Group L.P., Carlyle Holdings II GP L.L.C. and CAP IV, L.L.C. are organized in the state of Delaware. Carlyle Holdings II L.P. is a Québec société en commandite. Each of the other Reporting Persons is organized under the laws of the Cayman Islands.

The business address of TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., CAP IV General Partner, L.P., Carlyle Asia Partners IV, L.P. and Origin Investment Holdings Limited is c/o Walkers Corporate Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004-2505.

The Reporting Persons are principally engaged in the business of investing in securities, including of the Issuer.

The directors of Carlyle Group Management L.L.C. are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Kewsong Lee, Glenn A. Youngkin, Lawton W. Fitt, James H. Hance, Jr., Janet Hill, Dr. Thomas S. Robertson, William J. Shaw, Anthony Welters, and Peter J. Clare (collectively, the “Directors”).

The executive officers of Carlyle Group Management L.L.C. and The Carlyle Group L.P. are William E. Conway, Jr., Co-Executive Chairman and Co-Chief Investment Officer, Daniel A. D’Aniello, Chairman Emeritus, David M. Rubenstein, Co-Executive Chairman, Kewsong Lee,

CUSIP No. 68276W103	13D	Page 12 of 17 pages

Co-Chief Executive Officer, Glenn A. Youngkin, Co-Chief Executive Officer, Curtis L. Buser, Chief Financial Officer, Peter J. Clare, Co-Chief Investment Officer, Jeffrey W. Ferguson, General Counsel, and Christopher Finn, Chief Operating Officer (collectively, the “Executive Officers,” and, together with the Directors, the “Related Persons”). Each of the Related Persons is a citizen of the United States. The business address of each of the Related Persons is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004-2505.

The present principal occupation of each of the Directors is as follows: William E. Conway, Jr. is a founder and Co-Executive Chairman and Co-Chief Investment Officer of Carlyle Group Management L.L.C.; Daniel A. D’Aniello is a founder and Chairman Emeritus of Carlyle Group Management L.L.C.; David M. Rubenstein is a founder and Co-Executive Chairman of Carlyle Group Management L.L.C.; Kewsong Lee is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Glenn A. Youngkin is Co-Chief Executive Officer of Carlyle Group Management L.L.C.; Lawton W. Fitt is an independent investment banking professional; James H. Hance, Jr. is an Operating Executive of The Carlyle Group L.P.; Janet Hill is a Principal at Hill Family Advisors; Dr. Thomas S. Robertson is the Joshua J. Harris Professor of Marketing at the Wharton School of the University of Pennsylvania; William J. Shaw was the Vice Chairman of Marriott International, Inc. until his retirement in March 2011; Anthony Welters is Executive Chairman of the Black Ivy Group, LLC; and Peter J. Clare is the Co-Chief Investment Officer of Carlyle Group Management L.L.C.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 24 and 25, 2019, Origin Investment Holdings Limited purchased 3,020,000 and 4,840,000 American Depositary Shares, respectively, representing 314,400,000 Class A Ordinary Shares, pursuant to the Share Purchase Agreements (as defined below) for an aggregate purchase price of $23,103,000 and $36,784,000, respectively. Origin Investment Holdings Limited obtained the funds to purchase the American Depositary Shares through capital contributions from its shareholders, including Carlyle Asia Partners IV, L.P.

Item 4.	Purpose of Transaction.

Share Purchase Agreements

On April 19, 2019, Origin Investment Holdings Limited entered in to a Share Purchase Agreement (the “Thunderbird Purchase Agreement”) with Thunderbird Capital Limited to purchase 3,020,000 American Depositary Shares, each representing 40 Class A Ordinary Shares, for an aggregate purchase price of $23,103,000.00. Also, on April 19, 2019, Origin Investment Holdings Limited entered in to a Share Purchase Agreement (the “Jiia Purchase Agreement” and,

CUSIP No. 68276W103	13D	Page 13 of 17 pages

together with the Thunderbird Purchase Agreement, the “Share Purchase Agreements”) with Jiia Hong Limited to purchase 4,840,000 American Depositary Shares for an aggregate purchase price of $36,784,000.00. The transactions contemplated by the Thunderbird Share Purchase Agreement closed on April 24, 2019. The transactions contemplated by the Jiia Share Purchase Agreement closed on April 25, 2019.

Shareholders Agreement

Pursuant to a shareholders agreement, dated as of April 21, 2017 (as amended, the “Shareholders Agreement”), by and among the Issuer, Origin Investment Holdings Limited and the other shareholders party thereto, the Issuer has granted certain demand registration rights, shelf registration rights and piggyback registration rights to such shareholders. The rights of any shareholder under the Shareholders Agreement will terminate upon the earlier to occur of: (i) the fifth anniversary of the Issuer’s initial public offering and (ii) with respect to any shareholder, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act of 1933, as amended, in any 90-day period.

General

The Reporting Persons acquired the Class A Ordinary Shares for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 68276W103	13D	Page 14 of 17 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Class A Ordinary Shares and percentage of Class A Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 4,164,680,867 Class A Ordinary Shares outstanding as of February 28, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Carlyle Group Management L.L.C.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
The Carlyle Group L.P.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
Carlyle Holdings II GP L.L.C.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
Carlyle Holdings II L.P.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
TC Group Cayman Investment Holdings, L.P.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
TC Group Cayman Investment Holdings Sub L.P.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
CAP IV, L.L.C.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
CAP IV General Partner, L.P.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
Carlyle Asia Partners IV, L.P.	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677
Origin Investment Holdings Limited	1,240,685,677	29.8%	0	1,240,685,677	0	1,240,685,677

Origin Investment Holdings Limited is the record holder of 926,285,677 Class A Ordinary Shares and 7,860,000 American Depositary Shares representing 314,400,000 Class A Ordinary Shares.

Carlyle Group Management L.L.C. is the general partner of The Carlyle Group L.P., which is a publicly traded entity listed on NASDAQ. The Carlyle Group L.P. is the managing member of Carlyle Holdings II GP L.L.C., which is the general partner of Carlyle Holdings II L.P., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the managing member of CAP IV, L.L.C., which is the general partner of CAP IV General Partner, L.P., which is the general partner of Carlyle Asia Partners IV, L.P., which is the majority shareholder of Origin Investment Holdings Limited. Accordingly, each of the forgoing entities may be deemed to share beneficial ownership of the Class A Ordinary Shares and American Depositary Shares held of record by Origin Investment Holdings Limited.

CUSIP No. 68276W103	13D	Page 15 of 17 pages

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Class A Ordinary Shares.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Thunderbird Purchase Agreement, the Jiia Purchase Agreement and the Shareholders Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney

3	Share Purchase Agreement, dated April 19, 2019, by and between Origin Investment Holdings Limited and Thunderbird Capital Limited.

4	Share Purchase Agreement, dated April 19, 2019, by and between Origin Investment Holdings Limited and Jiia Hong Limited.

5	Shareholders Agreement between the Issuer and the other parties thereto, dated April 21, 2017 (incorporated by reference to Exhibit 4.4 to the Issuer’s registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406)).

6	Amendment to Shareholders Agreement between the Issuer and the other parties thereto, dated December 11, 2017 (incorporated by reference to Exhibit 4.5 to the Issuer’s registration statement on Form F-1 filed on March 2, 2018 (File No. 333-223406)).

CUSIP No. 68276W103	13D	Page 16 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 3, 2019

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP L.P.
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS II GP L.L.C.
By: The Carlyle Group L.P., its managing member
By: Carlyle Group Management L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS II L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

TC GROUP CAYMAN INVESTMENT HOLDINGS, L.P.
By: Carlyle Holdings II L.P., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CUSIP No. 68276W103	13D	Page 17 of 17 pages

TC GROUP CAYMAN INVESTMENT HOLDINGS SUB L.P.
By: TC Group Cayman Investment Holdings, L.P., its general partner
By:	Carlyle Holdings II L.P., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CAP IV, L.L.C.

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

CAP IV GENERAL PARTNER, L.P.

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

CARLYLE ASIA PARTNERS IV, L.P.
By:	CAP IV General Partner, L.P., its general partner

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Authorized Person

ORIGIN INVESTMENT HOLDINGS LIMITED

By:	/s/ Norma Kuntz
Name:	Norma Kuntz
Title:	Director